RICHEMONT

04045295

SUPPL

Via airmail

Security and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
United States of America

Geneva, 24 September 2004

Re: Compagnie Financière Richemont SA/Richemont S.A. (File No. 82 – 4102) – Rule 12g3 – 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont SA's (the Company's) exemption pursuant to Rule 12g3 – 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find copies of the dividend press adverts in English, French and German. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 715 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 207 519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms Katrina D. Buerkle, of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, NW., Washington D.C. 20005.

Very truly yours,

Richard Thorby

Enclosures

cc: Mr Richard L Muglia
Ms Karen Shell

COMPAGNIE FINANCIÈRE RICHEMONT SA, GENEVE
RICHEMONT SA, LUXEMBOURG

Paiement du dividende

Les Assemblées Générales Ordinaires des Actionnaires de la Compagnie Financière Richemont SA, Genève et de Richemont SA, Luxembourg se sont tenues le 16 septembre 2004.

L'Assemblée Générale Ordinaire de la Compagnie Financière Richemont SA a pris la résolution de ne pas distribuer de dividende. L'Assemblée Générale Ordinaire de Richemont SA a pris la résolution de distribuer le dividende ci-après mentionné aux détenteurs d'unités de Richemont:

Dividende brut par unité	**€ 0.40**
Exigible à compter du	lundi 27 septembre 2004
Contre remise du	coupon No. 3

Le paiement aux détenteurs d'unités s'effectuera par Richemont SA. Le paiement du dividende se fera sans frais et sans déduction de l'impôt anticipé.

Les coupons peuvent être remis pour paiement à toutes les succursales des banques suivantes:

UBS AG	Pictet & Cie
Bank Vontobel AG	Lombard Odier Darier Hentsch & Cie

Le 17 septembre 2004

Compagnie Financière Richemont SA
1201 Genève

Richemont SA
Luxembourg

RICHEMONT

3820038

COMPAGNIE FINANCIÈRE RICHEMONT SA, GENF
RICHEMONT SA, LUXEMBURG

Dividendenauszahlung

Die Generalversammlungen der Compagnie Financière Richemont SA, Genf und Richemont SA, Luxemburg wurden am 16. September 2004 abgehalten.

Die Generalversammlung der Compagnie Financière Richemont SA hat beschlossen, keine Dividende auszuschütten. Die Generalversammlung der Richemont SA hat beschlossen, an die Inhaber von Richemont-Einheiten folgende Dividende auszuschütten:

Dividende brutto pro Einheit:	**€ 0.40**
Auszahlung ab	Montag, 27. September 2004
gegen Abgabe des	Coupon Nr. 3

Die Auszahlung an die Einheitseigner erfolgt durch die Richemont SA. Die Auszahlung erfolgt spesenfrei ohne Verrechnungssteuerabzug.

Coupons können bei allen Niederlassungen der folgenden Banken zur Auszahlung eingereicht werden:

UBS AG
Bank Vontobel AG
Pictet & Cie
Lombard Odier Darier Hentsch & Cie

17. September 2004

Compagnie Financière Richemont SA
1201 Genf

Richemont SA
Luxemburg

RICHEMONT

COMPAGNIE FINANCIÈRE RICHEMONT SA, GENF
RICHEMONT SA, LUXEMBURG

Dividendenauszahlung

Die Generalversammlungen der Compagnie Financière Richemont SA, Genf und Richemont SA, Luxemburg wurden am 16. September 2004 abgehalten.

Die Generalversammlung der Compagnie Financière Richemont SA hat beschlossen, keine Dividende auszuschütten. Die Generalversammlung der Richemont SA hat beschlossen, an die Inhaber von Richemont-Einheiten folgende Dividende auszuschütten:

Dividende brutto pro Einheit:	**€ 0.40**
Auszahlung ab	Montag, 27. September 2004
gegen Abgabe des	Coupon Nr. 3

Die Auszahlung an die Einheitseigner erfolgt durch die Richemont SA. Die Auszahlung erfolgt spesenfrei ohne Verrechnungssteuerabzug.

Coupons können bei allen Niederlassungen der folgenden Banken zur Auszahlung eingereicht werden:

UBS AG	Pictet & Cie
Bank Vontobel AG	Lombard Odier Darier Hentsch & Cie

17. September 2004

Compagnie Financière Richemont SA, 1201 Genf

Richemont SA, Luxemburg

259168

RICHEMONT

COMPAGNIE FINANCIÈRE RICHEMONT SA, GENF
RICHEMONT SA, LUXEMBURG

Dividendenauszahlung

Die Generalversammlungen der Compagnie Financière Richemont SA, Genf und Richemont SA, Luxemburg wurden am 16. September 2004 abgehalten.

Die Generalversammlung der Compagnie Financière Richemont SA hat beschlossen, keine Dividende auszuschütten. Die Generalversammlung der Richemont SA hat beschlossen, an die Inhaber von Richemont-Einheiten folgende Dividende auszuschütten:

Dividende brutto pro Einheit:	**€ 0.40**
Auszahlung ab	Montag, 27. September 2004
gegen Abgabe des	Coupon Nr. 3

Die Auszahlung an die Einheitseigner erfolgt durch die Richemont SA. Die Auszahlung erfolgt spesenfrei ohne Verrechnungssteuerabzug.

Coupons können bei allen Niederlassungen der folgenden Banken zur Auszahlung eingereicht werden:

UBS AG	Pictet & Cie
Bank Vontobel AG	Lombard Odier Darier Hentsch & Cie

17. September 2004

Compagnie Financière Richemont SA
1201 Genf

Richemont SA
Luxemburg

P130068 b144.133930

RICHEMONT

COMPAGNIE FINANCIÈRE RICHEMONT SA, GENF
RICHEMONT SA, LUXEMBURG

Dividendenauszahlung

Die Generalversammlungen der Compagnie Financière Richemont SA, Genf und Richemont SA, Luxemburg wurden am 16. September 2004 abgehalten.

Die Generalversammlung der Compagnie Financière Richemont SA hat beschlossen, keine Dividende auszuschütten. Die Generalversammlung der Richemont SA hat beschlossen, an die Inhaber von Richemont-Einheiten folgende Dividende auszuschütten:

Dividende brutto pro Einheit:	**€ 0.40**
Auszahlung ab	Montag, 27. September 2004
gegen Abgabe des	Coupon Nr. 3

Die Auszahlung an die Einheitseigner erfolgt durch die Richemont SA. Die Auszahlung erfolgt spesenfrei ohne Verrechnungssteuerabzug.

Coupons können bei allen Niederlassungen der folgenden Banken zur Auszahlung eingereicht werden:

UBS AG	Pictet & Cie
Bank Vontobel AG	Lombard Odier Darier Hentsch & Cie

17. September 2004

Compagnie Financière Richemont SA
1201 Genf

Richemont SA
Luxemburg

RICHEMONT

COMPAGNIE FINANCIÈRE RICHEMONT SA, GENEVA
RICHEMONT SA, LUXEMBOURG

Dividend Payment

The annual general meetings of Compagnie Financière Richemont SA, Geneva and Richemont SA, Luxembourg were held on 16 September 2004.

The annual general meeting of Compagnie Financière Richemont SA resolved not to pay a dividend. The annual general meeting of Richemont SA resolved that the following dividend be paid to holders of Richemont units:

Gross dividend per unit	**€ 0.40**
Payable from	Monday, 27 September 2004
In respect of	Coupon No. 3

The dividend will be paid to unitholders by Richemont SA. The dividend is payable free of charges and without deduction of withholding tax.

Coupons may be presented for payment at any branch of the following banks:

UBS AG	Pictet & Cie
Bank Vontobel AG	Lombard Odier Darier Hentsch & Cie

17 September 2004

Compagnie Financière Richemont SA
1201 Geneva, Switzerland

Richemont SA
Luxembourg

Neue Zürcher Zeitung

20 September 2004

RICHEMONT

COMPAGNIE FINANCIÈRE RICHEMONT SA, GENF
RICHEMONT SA, LUXEMBURG

Dividendenauszahlung

Die Generalversammlungen der Compagnie Financière Richemont SA, Genf und Richemont SA, Luxemburg wurden am 16. September 2004 abgehalten.

Die Generalversammlung der Compagnie Financière Richemont SA hat beschlossen, keine Dividende auszuschütten. Die Generalversammlung der Richemont SA hat beschlossen, an die Inhaber von Richemont-Einheiten folgende Dividende auszuschütten:

Dividende brutto pro Einheit: € 0.40

Auszahlung ab Montag, 27. September 2004
gegen Abgabe des Coupon Nr. 3

Die Auszahlung an die Einheitseigner erfolgt durch die Richemont SA. Die Auszahlung erfolgt spesenfrei ohne Verrechnungssteuerabzug.

Coupons können bei allen Niederlassungen der folgenden Banken zur Auszahlung eingereicht werden:

UBS AG
Bank Vontobel AG
Pictet & Cie
Lombard Odier Darier Hentsch & Cie

17. September 2004

Compagnie Financière Richemont SA
1201 Genf

Richemont SA
Luxemburg

DICOISP9 PC5F

RICHEMONT

COMPAGNIE FINANCIÈRE RICHEMONT SA, GENEVE
RICHEMONT SA, LUXEMBOURG

Paiement du dividende

Les Assemblées Générales Ordinaires des Actionnaires de la Compagnie Financière Richemont SA, Genève et de Richemont SA, Luxembourg se sont tenues le 16 septembre 2004.

L'Assemblée Générale Ordinaire de la Compagnie Financière Richemont SA a pris la résolution de ne pas distribuer de dividende. L'Assemblée Générale Ordinaire de Richemont SA a pris la résolution de distribuer le dividende ci-après mentionné aux détenteurs d'unités de Richemont:

Dividende brut par unité	**€ 0.40**
Exigible à compter du	lundi 27 septembre 2004
Contre remise du	coupon No. 3

Le paiement aux détenteurs d'unités s'effectuera par Richemont SA. Le paiement du dividende se fera sans frais et sans déduction de l'impôt anticipé.

Les coupons peuvent être remis pour paiement à toutes les succursales des banques suivantes:

UBS AG	Pictet & Cie
Bank Vontobel AG	Lombard Odier Darier Hentsch & Cie

Le 17 septembre 2004

Compagnie Financière Richemont SA
1201 Genève

Richemont SA
Luxembourg